UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three months ended June 30, 2016

(Unaudited – Prepared by Management)

(US Dollars)

Portage Biotech Inc.
Consolidated Interim Financial Statements
For the Three Months Ended June 30, 2016

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at June 30, 2016 and for the year ended March 31, 2016, and the consolidated interim statement of operations, statement of changes in equity and cash flows for the three-month period ended June 30, 2016, and are the responsibility of the Company's management.
The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.
The consolidated interim financial statements have not been reviewed by the Company's independent external auditors, Schwartz Levitsky Feldman LLP.

"signed" "signed"
Kam Shah CPA,C.A., Director Declan Doogan MD, Director

August 29, 2016

Portage Biotech Inc.
Consolidated Interim Statements of Financial Position
(US Dollars)
(Unaudited – see Notice to Reader dated August 29, 2016)

As at,	Note	June 30, 2016	March 31, 2016 (Audited)
Assets
Current
Cash	4	$7,471,272	$4,688,929
Advances and other receivable		1,036,267	203,940
		$8,507,539	$4,892,869
Long-term assets
Goodwill	7	3,000,000	3,000,000
Intangible assets	6	3,951,890	4,035,973
Investment	5	700,000	700,000
Total assets		$16,159,429	$12,628,842
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		1,047,689	299,740
		$1,047,689	$299,740
Shareholders' Equity
Capital stock	8	17,055,197	17,055,197
Stock option reserve	9(a)	6,035,126	5,075,853
Warrants	10(i)	2,755,973	2,755,973
Deficit		(14,155,487)	(14,617,652)
Total Shareholders' equity		$11,690,809	$10,269,371
Non-controlling interests		$3,420,931	$2,059,731
Total equity		15,111,740	12,329,102
Total liabilities and Shareholders' equity		$16,159,429	$12,628,842
Commitments and Contingent Liabilities (Note 12)
Related Party Transactions (Note 12)

On behalf of the Board               "Kam Shah"            Director        "Declan Doogan"      Director
                                                     (signed)                                       (signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Operations and Comprehensive Loss
(US Dollars)
(Unaudited – see Notice to Reader dated August 29, 2016)

Three months ended June 30,	Note	2016	2015

Expenses
Research and development		3,782,258	786,160
Consulting fees	13 and 14(ii)	1,005,122	168,278
Professional fees		264,214	48,140
Other operating costs	14(i)	22,303	30,834
Bank charges and interest		1,937	2,126
		$5,075,834	$1,035,538
Net loss and comprehensive loss for period		$(5,075,834)	$(1,035,538)
Net loss and comprehensive loss attributable to :
Owners of the Company		(2,709,556)	(790,903)
Non-controlling interests		(2,366,279)	(244,635)
		$(5,075,835)	$(1,035,538)
Basic and diluted loss per share
Net Loss per share	11	$(0.01)	$(0.00)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Changes in Shareholders' Equity
For The Three Months Ended June 30, 2016
(US Dollars)
(Unaudited – see Notice to Reader dated August 29, 2016)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated Deficit	Non-controlling interest	Total Equity
Balance, April 1, 2015	206,775,791	$ 9,691,715	$1,312,519	$1,108,402	$ (9,452,864)	$1,455,532	$ 4,115,304
Issued under private placement	36,822,003	5,155,080					5,155,080
Private placement finder fees		(257,754)					(257,754)
Finders fees settled in shares	1,841,100	257,754					257,754
Options vested			139,341				139,341
Net loss for period					(790,903)	(244,635)	(1,035,538)
Balance, June 30, 2015	245,438,894	$14,846,795	$1,451,860	$1,108,402	$(10,243,767)	$1,210,897	$8,374,187
Balance, April 1, 2016	253,438,894	$17,055,197	$5,075,853	$2,755,973	$(14,617,652)	$2,059,731	$12,329,102
Options vested			959,273				959,273
Shares issued					3,171,721	3,727,479	6,899,200
Net loss for period					(2,709,556)	(2,366,279)	(5,075,835)
Balance, June 30, 2016	253,438,894	$17,055,197	$6,035,126	$2,755,973	$(14,155,487)	$3,420,931	$15,111,740

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Cash Flows
(US Dollars)
(Unaudited – see Notice to Reader dated August 29, 2016)

For the three months ended,	2016	2015
Cash flows from operating activities
Net loss forperiod	$ (5,075,834)	$(1,035,538)
Adjustments for non-cash items:
Value of shares and options expensed as consulting fee (Note 13)	954,122	117,278
Value of options expensed as research and development	5,151	22,063
Amortisation of intangible	84,082	-
Net change in working capital components
Other receivables	167,673	2,847
Accounts payable and accrued liabilities	747,949	7,471
	$ (3,116,857)	$ (885,879)
Cash flows from investing activities
Advance towards acquisition of intangible	(1,000,000)	-
	$ (1,000,000)	$ -
Cash flows from financing activities
Shares issued under private placements	-	5,155,080
Shares issued by subsidiary	6,899,200
	$ 6,899,200	$ 5,155,080
Increase (decrease) in cash during year	2,782,343	4,269,201
Cash at beginning of year	4,688,929	1,718,289
Cash at end of year	$ 7,471,272	$ 5,987,490
Supplemental disclosures
Non-cash financing activities
Shares issued in settlement of finders fees	-	(257,754)
	$ -	$ (257,754)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Notes to Consolidated Interim Financial Statements
(US Dollars)
June 30, 2016 and 2015
(Unaudited – see Notice to Reader dated August 29, 2016)

1. NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. ("the Company") was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. ("Bontan"), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands ("BVI").

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd.,  is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.
The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol "PTGEF," and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol "PBT.U".

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical "proof of concept" with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company is in the clinical stage, and as such no revenue has been generated from its operations. The Company has accumulated losses of approximately $14 million and has negative cash flows from operating activities of approximately $3 million during the three months ended June 30, 2016.

Management has secured sufficient equity financing which it believes will enable it to meet its operating commitments. However, it will require additional resources to continue into clinical trials and/or for additional acquisitions. The Company and its subsidiaries continue to obtain financing, although there are no assurances that the management's plan will be realized. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2. BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2016.

These consolidated interim financial statements have been prepared on a historical cost basis except for stock based compensation and warrants which are measured at fair value as detailed in Notes 9 and 10 to these financial statements.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.
The Company has no requirement to report on segments as it operates as only one segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on August 29, 2016.

b) Consolidation

The consolidated financial statements include the accounts of the Company and,

a.	Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.
b.	Portage Pharmaceuticals Ltd. a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.
c.
Biohaven Pharmaceutical Holding Company Limited ("Biohaven"), a private corporation incorporated in BVI on September 25, 2013. The Company held approximately 54% equity in Biohaven on January 6, 2014. However, Biohaven issued additional shares to third parties since then and as a result, the Company's equity in Biohaven was reduced to 49.18% as at June 30, 2016. The Company is still a single majority equity owner and three of its directors are the directors in the five-member Board of Biohaven. As a result, accounts of Biohaven are consolidated under the applicable IFRS.

All inter-company balances and transactions have been eliminated on consolidation.

(c) Functional and presentation currency

The Company's functional and presentation currency is US Dollar.

(d) Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition, assessment of impairment in goodwill and other intangible assets and measurement of share- based compensation.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2016 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements,

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company's consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity's own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16, Leases
In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

4. CASH

Cash includes $ 6,506,361 (March 31, 2016: $3,408,458) held in trust by a US lawyer, pending opening of a bank account by Biohaven. There are no restrictions on use of cash.

5.	INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company ("Sentien") for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company's holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at fair value as an available for sale financial instrument, which at June 30, 2016 was considered equal to its carrying value. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

As at June 30, 2016, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6. INTANGIBLE ASSETS

Intangible assets comprise worldwide intellectual property rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities NMEs), including IP rights to all future therapeutic indications and are amortized over twelve years effective April 1, 2016, when prodrugs were first put to use. The movements during the three months ended June 30, 2016 were:
	Three months ended June 30, 2016	Year ended Mar31, 2016
Balance, at beginning of period	4,035,973	-
Acquisition during period		4,035,973
Amortization during period, charged to research and development	(84,083)	-
Balance, at end of period	3,951,890	4,035,973

The current estimates of the present value of the drugs under development using the compounds covered under the acquired NMEs based on the discounted cash flow valuation model indicates revenue expected to be far in excess of the cost of acquisition of the NMEs.  As a result, the Company concluded that there was no impairment in the carrying costs of the intangible assets.

7.   GOODWILL

The Company assesses the recoverability of the carrying value of goodwill on an annual basis as of March 31, and whenever events occur or when circumstances change that would, more likely than not, indicate that the fair value of our reporting unit ( Biohaven) is below its carrying value.

As at June 30, 2016, no new information was available which would indicate that the fair value of goodwill is below its carrying value.

8.   CAPITAL STOCK

(a) Authorized:  Unlimited number of common shares

(b)	Issued
	Three months endedJune 30, 2016		Year ended March 31, 2016
	Common		Common
	Shares	Amount	Shares	Amount
Balance, beginning of period	253,438,894	$17,055,197	206,775,791	$ 9,691,715
Conversion of debts and coupons	-	-	-	-
Expired warrants	-	-		1,108,402
Issued under private placement	-	-	43,488,670	6,155,080
Finder/Commitment fee settled in shares	-	-	2,174,433	307,754
Finders fee/Underwriting costs	-	-		(307,754)
Shares issued as compensation	-	-	1,000,000	100,000
Balance , end of period	253,438,894	$17,055,197	253,438,894	$17,055,197

(c)	As at June 30, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2016	As at April 1, 2016	Issued during the three months	Cancelled	Balance at June 30, 2016
2011 Plan	11-Apr-11	6,000,000	(4,438,333)	1,561,667	-	-	1,561,667

*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

As at March 31, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2015	As at April 1, 2015	issued during the year	Cancelled	Balance at March 31, 2016
2011 Plan	11-Apr-11	6,000,000	(3,438,333)	2,561,667	(1,000,000)	-	1,561,667

(d)	As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to escrow 88,444,293 of its common shares and 68,724,447 of its warrants issued to four insiders. The escrowed shares and warrants are being released in agreed tranches over the period of three years. As at June 30, 2016, 13,266,647 common shares (as at March 31, 2016: 26,533,294 common shares) are still under escrow. All warrants expired in June 2015 and were cancelled.

9. STOCK OPTION RESERVE

(a) The movements during the period were:
	Three months ended June 30, 2016	Year ended March 31, 2016
Balance, beginning of period	$ 5,075,853	$ 1,312,519
fiscal 2015 Options vested	23,819	266,670
fiscal 2016 options vested	108,860	187,408
Options to acquire equity in PPL granted to PPl management and vested	5,151	53,074
Options to acquire equity in Biohaven granted to Biohaven consultants and directors vested )	821,443	3,256,182
Balance, end of period	$ 6,035,126	$ 5,075,853

     (b).1 The following is a summary of all active Stock Option Plans as at June 30, 2016:
Stock Option Plan
Plan	2013 Option Plan
Date of Registration	Dec 19, 2013 and 'March 17, 2015
Registered *	20,167,579
Issued	16,750,000
Outstanding, June 30, 2016	16,750,000
Options fully vested - June 30, 2016	9,474,995
Options not yet vested as at June 30, 2016	7,275,005
16,750,000
*   Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,579 options under 2013 Stock Option Plan.

(b).2	The following is a summary of all active Stock Option Plans of the Company as at March 31, 2016:
Stock Option Plan			Total
Plan	2005 Stock Option Plan	2013 Option Plan
Date of Registration	Dec. 5, 2005	Dec 19, 2013 and 'March 17, 2015	Total
Registered *	1,000,000	20,167,579	21,167,579
Issued	1,000,000	9,750,000	10,750,000
Outstanding, April 1, 2015	560,000	9,700,000	10,260,000
Issued		7,050,000	7,050,000
Exercised			-
Expired	(560,000)	-	(560,000)
Outstanding, March 31, 2016	-	16,750,000	16,750,000
Options fully vested - March 31, 2016	-	7,931,246	7,931,246
Options not yet vested as at March 31, 2016	-	8,818,754	8,818,754
	-	16,750,000	16,750,000

(d)	The weighted average exercise price of the outstanding stock options was US$0.15 as at June 30, 2016 and March 31, 2016 and weighted average remaining contractual life as at June 30, 2016 was approximately 3.70 years (approximately 3.95 years as at March 31, 2016).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at June 30, 2016 and March 31, 2016.

10.	WARRANTS

(i)	The movements during the period were as follows:

	Three months ended June 30, 2016			Year ended March 31, 2016
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, beginning of year	-	$ -	$ -	87,906,420	$ 0.30	$1,108,402
Exercised	-	-	-	-	-
Expired	-	$ -	-	(87,906,420)	-$ 0.30	(1,108,402)
Issued and outstanding	-	$ -	$ -	-	$ -	$ -
Warrants issued by Biohaven to acquire intangible assets (Note 6(c ))	1,200	$ 2,800	2,755,973	1,200	$ 2,800	2,755,973
Issued and outstanding, end of period	1,200	$ 2,800	$ 2,755,973	1,200	$ 2,800	$2,755,973
weighted average remaining life in years	9.2			9.4
11. LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three months ended June 30, 2016, which was 253,438,894 (Three months ended June 30, 2015: 219,663,492).

The Company had nil warrants (June 30, 2015: nil) and approximately 16.75 million options (June 30, 2015: 10.3 million) which were not exercised as at June 30, 2016. Inclusion of these options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

12. COMMITMENTS AND CONTINGENT LIABILITIES

(a)
Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or

Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(b)
PPL has extended consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2017 and carrying a total monthly commitment of $22,667.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(c)
Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc., a private Delaware incorporated research and development company ("BPI"). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The agreement expires on December 31, 2018 and will automatically renew on a year to year basis. Either party can terminate the agreement upon ninety days prior notice. Agreed fee for the period up to June 30, 2015 is $ 3 million payable in quarterly instalment commencing from March 1, 2014. Fees for the period subsequent to June 30, 2015 have not yet been determined.

(d)
Under the terms of the License Agreement dated September 16, 2013 signed with Yale University, Biohaven provides an initial payment and also provides for milestone payments upon approval of new drug applications for patented product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Licensor also has right to purchase in cash up to 10% of any securities offered in future financing.

(e)
In August 2015, Biohaven signed an agreement with ALS Biopharma LLC, a non-related company, to acquire world-wide intellectual property(IP) rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities including IP rights to all future therapeutic indications. The Agreement provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Biohaven also agreed to pay towards research work to be carried out by ALS Biopharma LLC in agreed installments.

(f)
In September of 2015, Biohaven signed a license agreement with Massachusetts General Hospital ("MGH") for exclusive, worldwide rights to intellectual property in a pending patent application.  The Agreement provides for initial payment and also provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(g)
In 2014, Biohaven signed an exclusive world-wide license agreement with Catalent Pharma Solutions to provide Catalent's Zydis® Orally Disintegrating Tablet (ODT) technology for Biohaven's lead drug development candidate, BHV-0223.  The Agreement provides for initial payment and also provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

13.	CONSULTING FEE
Three months ended June 30,	Notes	2016	2015
Cash fee		$ 51,000	$ 51,000
Options issued to key management	9(a )	103,928	97,363
Options issued to others	9(a)	28,751	19,915
Biohaven options granted to Biohaven consultants and management	9(a)	821,443	-
		$ 1,005,122	$ 168,278

14. RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)	Business expenses of $569 (June 30, 2015: $594) were reimbursed to directors of the Company.
(ii)	Consulting fees include cash fee paid to key management for services of $ 45,000 (June 30, 2015: $ 45,000). Refer to note 13 for options issued to key management in lieu of fees.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recognized in the balance sheet consist of the following:

	June 30, 2016		March 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	$ 7,471,272	$ 7,471,272	$ 4,688,929	$ 4,688,929
Advances and other receivable (level 2)	$ 1,036,267	$ 1,036,267	$ 203,940	$ 203,940
Investment (level 3)	$ 700,000	$ 700,000	$ 700,000	$ 700,000
Financial liabilities
Accounts payable and accrued liabilities (level 2)	$ 1,047,689	$ 1,047,689	$ 299,740	$ 299,740

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.
Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major international financial institutions in Canada and a major law firm in the USA and therefore the risk of loss is minimal.
b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is a prepayment of Directors & Officers insurance premiums.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another six months. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

16. CAPITAL DISCLOSURES

The Company considers the items included in Shareholders' Equity as capital. The Company had payables of approximately $ 1 million as at June 30, 2016 (approximately $ 0.3 million as at March 31, 2016) and current assets, mostly in cash, of approximately $8.5 million (approximately $4.9 million as at March 31, 2016). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at June 30, 2016, the shareholders' equity was approximately $ 11.7 million (approximately $ 10.3 million as at March 31, 2016), $4.7 million ($ 1.7 million as at March 31, 2015) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company's approach to capital management during the three months ended June 30, 2016 and 2015.

17. NON-CONTROLLING INTERESTS

The Company's material non-controlling interests ("NCI") at June 30, 2016 and March 31, 2016 were associated with Biohaven. There were no dividends paid by Biohaven during these periods. Summarized financial information based on those amounts included in these consolidated financial statements for Biohaven is as follows:

Statement of financial position:
As at	June 30, 2016	March 31, 2016
Non-controlling interests	50.82%	47.15%
Current assets	3,814,885	1,690,240
Non-current assets	2,008,350	1,902,961
	5,823,235	3,593,201
Current liabilities	501,035	100,233
Net assets attributable to NCI	5,322,200	3,492,968

Statement of operations and comprehensive loss

Three months ended June 30,	2016	2015
Non-controlling interests	50.82%	46%
Research and development	1,827,312	230,000
Stock based compensation	417,457	-
Professional fees	121,504	14,635
Other	6	-
net loss and comprehensive loss attributable to NCI	2,366,279	244,635

Statement of cash flows

Three months ended June 30,	2016	2015
Non-controlling interests	47.15%	46%
Cash flow used for operating activities	(1,423,619)	(254,318)
Cash flows used for investing activities	(508,200)	-
Cash flow from financing activities	3,506,173	-

PORTAGE BIOTECH INC.

THREE MONTHS ENDED JUNE 30, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS

Prepared as at August 29, 2016

Index

Forward Looking Statements	3
Nature of Operations and overview	4
_Toc310252747Summary of Results	6
Number of common shares and options	7
Business Environment	7
Risk Factors	7
Business Plan	7
Results of Operations	8
Liquidity and Capital Resources	9
Key Contractual obligations	10
Off balance sheet arrangements	11
Transactions with related third parties	11
Financial and derivative Instruments	11
Use of Estimates and Judgments	12
Future Accounting Pronouncements	13
Internal Controls over Financial Reporting	13
Public securities filings	14

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three months ended June 30, 2016 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three months ended June 30, 2016 and audited consolidated financial statements for the year ended March 31, 2016 and annual report in form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company's pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company's revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company's products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company's strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the "Risk Factors" section under "Business Environment" and elsewhere in the following Management's Discussion and Analysis of Operating Results and Financial Position for the three months ended June 30, 2016. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words "us", "we", "our", "the Company", and "Portage" have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Portage Biotech Inc. ("the Company") was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. ("Bontan") until July 5, 2013. On July 5, 2013 the Company changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands ("BVI").

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.
The Company continues to be a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol "PTGEF," effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol "BNTNF". Effective October 28, 2013, the Company's shares are also listed for trading in US currency on the Canadian Securities Exchange under the symbol "PBT.U".
Portage develops pharmaceutical & biotech products through to clinical "proof of concept" focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization.
Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.
Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.
Our research and development work is primarily carried out through two subsidiaries:
Portage pharmaceuticals Ltd ( PPL)
On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company's wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named PPL, which has been incorporated in the BVI.

PPL's focus is in discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active "cargo" to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

The CPP platform is protected by two suits of intellectual property:

a.         an exclusive license for all patents on Antennapedia–based cell permeable peptides for non-oncology use and
b.         international patents for proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions. Patent is protected until 2034. In July 2014, PPL successfully validated this new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a conjugate utilizing this proprietary cell permeable peptide and a CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

Since its inception the PPL strategy has been three--‐fold.  First was the development, evaluation and selection of our platform cell penetrating peptide (CPP).  We tested a number of different CPPs and found one that we derived from human genes that was superior to the others we tested including the Antennapedia fruit fly molecule we licensed from Trojantec and Imperial College in London. We selected this human--‐based CPP to be the basis of our CellPorter® platform.

Once we selected the CellPorter® platform, the second leg of our strategy was and still is exploring the ways it can be used therapeutically.  We pursued collaborations to bring world--‐class subject--‐area expertise to some of our research questions.    For example, we collaborated with scientists at Yale to evaluate its cell penetrating properties, with the Pirbright Institute in the UK to explore its potential for vaccine use, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration. Through these collaborations we learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and we have ongoing work looking at the feasibility of topical skin use and of using CellPorter to deliver nucleotide and peptide cargos that alter genes and regulate gene function.

We are always exploring new collaborations with other companies and academic research groups to expand the uses of our platform.  From all of this work we learned a lot about our technology and initiated our lead project.

The third leg of our strategy is developing our lead product, PPL--‐003, for Dry Eye Disease. Over the last year and a half, our work was designed to move forward while reducing the risk of failure with each step and husbanding our resources wisely.  There is a large unmet medical need and market potential for this disease.  We recently completed a very positive animal dry eye study, where PPL--‐003 had steroid--‐like efficacy and faster onset of action.  We presented this work in Seattle at the annual meeting of The Association for Research in Vision and Ophthalmology (ARVO), the largest international eye disease meeting, where it was well received. In addition, our studies so far show that topical PPL--‐003 does not have the characteristic steroid side--‐effects of glaucoma or cataracts. We selected a CRO and engaged experts to help us plan PPL--‐003's clinical development to proof of concept.  An expert panel meeting is scheduled for August 6th and we plan to hold a pre--‐IND meeting with the FDA later this year.

PPL is now looking at avenues to seek further funding or partnership to complete pre--‐clinical and GMP process development work, and schedule human testing in 2018.
Biohaven Pharmaceutical Holding Company Limited (Biohaven)
As at April 1, 2016, Portage held 52.85% equity interest in Biohaven. During April 2016, Biohaven raised approximately $6.9 million through private placements with third parties. As a result, Portage's equity in Biohaven reduced to 49.18%.

Founder shareholders include originators at Yale University who discovered the therapeutic potential of glutamate modulation in anxiety and depression and have track record of successful registration trials.

Biohaven is engaged in the identification and development of novel glutamatergic agents for treatment –resistant neuropsychiatric disorders. Biohaven's drug development platform is based on modulating glutamate for multiple therapeutic indications and represents the 1st new class of antidepressant in 30 years.

Biohaven intellectual property comprises patents licensed from Yale and Harvard Universities, exclusive Zydis formulation license from Catalent Inc. and divisional patents pending for additional claims. In August 2015, Biohaven acquired the world-wide intellectual property rights to a portfolio of over 300 prodrugs owned by ALS Biopharma, LLC ("ALSBio"). The prodrugs covered by the agreement were designed and prepared by Fox Chase Chemical Diversity Center, Inc. ("FCCDC") through a research program funded, in part, by the U.S. National Institutes of Health, through two peer-reviewed Small Business Innovation Research (SBIR) grants awarded to FCCDC.  Most of the ALSBio prodrugs would be classified as New Molecular Entities (NMEs), and the intellectual property rights acquired by Biohaven include all future therapeutic indications.

Overall clinical development progress during the three months ended June 30, 2016 and to date:

	In March 2016, FDA granted Biohaven an orphan drug designation covering BHV -0223 for the treatment of spinocerebellar ataxia (SCA)
	In May 2016 FDA granted Biohaven an orphan drug designation covering BHV -4157 for SCA.
	In June 2016, FDA cleared Biohaven's IND for BHV-4157 for the treatment of SCA and Biohaven commenced first dosing to evaluate the safety and pharmacokinetics.
Thus, so far, two lead molecules, BHV-0223 and BHV-4157 have advanced into clinical testing. Both compounds are expected to be in pivotal trials within the next year and poised for the potential filing of two new drug applications shortly after successful completion of those pivotal trials.

After successful completion of pivotal trials and NDA filing for BHV--‐0223 for ALS and BHV--‐4157 for SCA, Biohaven could be prepared to commercially launch those products on its own.  However, Biohaven is also exploring the possibility of partnering with larger companies for the commercialization of those products. They are actively involved in discussions regarding cost and profit sharing arrangements for both BHV--‐0223 and BHV--‐4157.

In addition to these lead molecules, Biohaven is actively involved in in--‐licensing processes with large pharma partners to further grow their drug development pipeline with a goal is to add one to two clinical stage compounds to the portfolio.

Sentien investment

In August 2015, Portage invested $ 700,000 in Sentien Biotechnologies Inc. (Sentien), a Medford, MA based regenerative medicine company, spun out of Harvard and MIT to commercialize a novel method of using mesenchymal stem cells (MSCs).  Rather than inject MSCs directly into patients, Sentien has developed a method of treating patients with the factors MSCs secrete in response to injury: the process involves taking off-the-shelf MSCs and loading them into a specially designed cartridge which is hooked into a dialysis machine and used to secrete factor into a  patients' circulation during rutine blood filtering.  We invested alongside Boehringer Ingelheim Venture Fund in Sentien's Series A Round to prepare the company for an IND.  Sentien is now preparing to apply for their IND, which it expects to file later this year.  Sentien will then proceed to a trial in acute kidney injury patients.
Portage Services Ltd (PSL)
We also have a wholly owned subsidiary, Portage Services Ltd.,(PSL) which was incorporated in Ontario, Canada under the name 1843343 Ontario Inc. and changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company as per the requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and looks after all corporate, financials and regulatory matters.
We have developed a comprehensive website – www.portagebiotech.com   which provide information on our people, activities and other corporate details.

Summary of Results

The following table summarizes financial information for the quarter ended June 30, 2016 and the preceding eight quarters: (All amounts in '000 US$ except net loss per share, which are actual amounts)
Quarter ended	June 30, 2016	March 31, 2016	Dec. 31, 2015	Sept. 30, 2015	June 30, 2015	March 31, 2015	Dec. 31, 2014	Sept. 30, 2014	June 30, 2014
Net loss - attributable to the owners of the Company	(2,710)		(2,755)	(1,015)	(791)	(966)	(637)	(729)	(786)
Working capital	7,460	4,593	3,055	3,822	5,374	1,115	1,725	796	1,174
shareholders equity	11,691	10,269	8,052	6,230	7,163	2,660	2,794	1,615	1,746
Net loss per shares - basic and diluted	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Number of common shares, options

These are as follows:

As at,	June 30, 2016	253,438,894August 29, 2016
Shares issued and outstanding	253,438,894	245,438,894
Options granted but not yet exercised (a)	16,750,000	17,678,600

(a)
Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 3.70 years as at June 30, 2016.

Business environment

Risk factors
Please refer to the Annual Report in the form F-20 for the fiscal 2016 for detailed information as the economic and industry factors that are substantially unchanged.
Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept ("POC").

Upon a successful POC we will monetize the products through sale or license to big Pharma.
We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore, the team's track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Development plans for our operating subsidiaries are detailed under "Nature of operations and overview "section of this report.

Results of operations

Three months ended June 30,	2016	2015
	In 000's US$
Income	-	-
Expenses	(5,076)	(1,036)
Net loss for period, attributable to	(5,076)	(1,036)
Portage shareholders	(2,710)	(791)
Non-controlling interest	(2,366)	(245)
Deficit at end of period	(14,155)	(10,244)

Expenses

The overall analysis of the expenses is as follows:

Three months ended June 30,	2016	2015 In 000's US$
Research and development	$ 3,782	$ 786
Consulting fee & payroll	1,005	168
Professional fees	264	48
Operating expenses	25	33
	$ 5,076	$ 1,035

Research and development costs

These costs comprised the following:

Three months ended June 30,	2016	2015 In 000's US$

Legal regarding Patents registration	13	5
Consultants – scientists and researchers	89	100
Fee paid by Biohaven under a service contract	2,726	500
Other outside services – lab testing, peptide handling etc.	870	181
Amortisation of intangible assets	84	-
	$ 3,782	$ 786

Three months ended June 30, 2016

Biohaven had significantly increased development activities with BHV-0223 and BHV-4157 securing orphan drugs designations for Spinocerebellar ataxia (SCA) and BHV_4157 getting clearance from FDA for the treatment of SCA and commencement of first dosing to evaluate its safety and pharmacokinetics. Further, Biohaven also expanded its staff with addition of a CFO and Chief Commercial Officer. These factors resulted in increased charges from CROs and legal. Approximately 3.6 million or 95% of the R & D costs related to Biohaven. PPL has also continued with its pre-clinical trials.

Further details are provided under "nature of operations and overview "section of this report.

Three months ended June 30, 2015:

Level of research and development costs remained consistent. Major cost being fee paid by Biohaven to a third party research company under a Master Service Agreement. This is more fully explained in note 10 (c) to the unaudited consolidated financials for the three months ended June 30, 2015. All other R & D costs were incurred at PPL in their pre-clinical work on their product candidate PPL-003. Consulting fees include cash fees of approximately $ 68,000 and value of vested options of $ 22,000 paid to the PPL chief executive officer and chief scientific officer.

PPL is currently progressing into additional preclinical efficacy and safety studies which involve more animal studies for PPL-003. Biohaven filed their IND in July and has now received clearance from FDA to proceed to the clinical trial phase 1 on humans as explained elsewhere in this report.

Consulting fees and payroll

Consulting fees include cash fee and vested options as explained in note 13 to the unaudited consolidated financials for the three months ended June 30, 2016.

Major cost for the three months ended June 30, 2016 included value of 550 new options granted in April 2016 by Biohaven to certain consultants and employees, which were valued at approximately $1.6 million using Black-Scholes option model. Of this value, approximately $821,000 being the value of options vested during the quarter using graded option valuation method were expensed as consulting fee.

Cash fee for the three months to June 30, 2015 included fee of $ 45,000 paid to CFO. Value of vested options granted to six consultants including the four directors of the Company totalled to approximately $ 117,000 for the period. There were no payroll since the administrative assistant at PSL who resigned in July 2014 was not replaced.

Professional fees

Professional fees for the three months ended June 30, 2016 included legal fees of $239,086 – 90% of the total cost- charged by the Biohaven lawyers. PPL initiated a lawsuit against a supplier for formulation error and are seeking to recover the damages incurred as a result of this error. PPL incurred approximately $ 12,000 in legal costs during the period in connection with this matter. The balance of the legal costs are for general corporate legal advice.

Professional fees for the three months ended June 30, 2015 included legal fee of $ 6,324 incurred by the Company and $ 31,816 incurred by Biohaven towards various corporate matters which included consultation in connection with private placements being carried out at Portage and Biohaven and regulatory matters. Audit fee of $ 10,000 has also been accrued and included in professional cost for the period.

Liquidity and Capital Resources

Working Capital

As at June 30, 2016, the Company had a net working capital of approximately 7.5 million compared to a working capital of approximately $ 4.6 million as at March 31, 2016.  Significant increase is due to additional funds of approximately $ 6.9 million raised by Biohaven, while net funds used for operating activities were approximately $3.1 million for the same period.

Cash on hand as at June 30, 2016 was approximately $7.5 million compared to $ 4.7 million as at March 31, 2016 due to raising of additional equity as explained above

As at June 30, 2015, the Company had a net working capital of approximately 5.3 million compared to a working capital of approximately $ 1.1 million as at March 31, 2015.  Significant increase is due to additional funds of approximately $ 5. 2 million raised through a private placement which closed on June 24, 2015, while net funds used for operating activities were approximately $0.9 million for the same period.

Cash on hand as at June 30, 2015 was approximately $6 million compared to $ 1.7 million as at March 31, 2015 due to raising of additional equity as explained above.

Operating cash flow

During the three months ended June 30, 2016, operating activities required a net cash outflow of approximately $3.1 million compared to $0.9 million for the same period in 2015. The cash outflow primarily included research and development costs which were met from additional cash raised through equity financing by Biohaven and the existing cash.

During the three months ended June 30, 2015, operating activities required a net cash outflow of approximately $0.9 million compared to $0.4 million for the same period in 2014. The cash outflow included research and development costs of approximately $ 0.7 million and balance included legal and consulting fees. Costs were met from existing cash.

Biohaven is in clinical stage and PPL is in late stage of pre-clinical trials.  Both will need funding to support further research and development  before either can generate its own revenues  The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1. the existence of economically recoverable medical solutions;
2. the ability of the Company to obtain the necessary financing to complete the research; or
3. future profitable production from, or proceeds from the disposition of intellectual property.

Although there are no assurances that management's plan will be realized, management believes the Company and its subsidiaries will be able to secure the necessary financing to continue operations into the future.

 However, the unaudited consolidated financial statements for the three months ended June 30, 2016 and 2015 include a going concern note which reflects need for further financing to continue our planned research and development work and operating needs of all our subsidiaries.

Financing cash flows

During the three months ended June 30, 2016, Biohaven raised approximately $ 6.9 million in equity financing through private placements with third parties.

During the three months ended June 30, 2015, the Company raised approximately $ 5.2 million through a private placement of approximately 36.8 million restricted common shares issued at $0.14 per share

Key Contractual obligations

Details of contractual obligations, commitments and contingent liabilities are provided in note 12 to the unaudited consolidated financials for the three months ended June 30, 2016.

Off balance sheet arrangements

At June 30, 2016 and 2015, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions are detailed in note 14 to the unaudited consolidated financials for the three months to June 30, 2016.
Financial and derivative Instruments

The Company's financial instruments recognized in the balance sheet consist of the following:

	June 30, 2016		March 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	$ 7,471,272	$ 7,471,272	$ 4,688,929	$ 4,688,929
Advances and other receivable (level 2)	$ 1,036,267	$ 1,036,267	$ 203,940	$ 203,940
Investment (level 3)	$ 700,000	$ 700,000	$ 700,000	$ 700,000
Financial liabilities
Accounts payable and accrued liabilities (level 2)	$ 1,047,689	$ 1,047,689	$ 299,740	$ 299,740

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

b)	Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.
•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.
Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

c.	Cash– Cash is held with major international financial institutions in Canada and a major law firm in the USA and therefore the risk of loss is minimal.
d.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is a prepayment of Directors & Officers insurance premiums.

d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another six months. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company's consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity's own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

Internal Controls over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer ("the Management") are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors plus the CFO.. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company's annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.